

September 7, 2012

Via E-mail
Mr. George W. Hebard III
Interim Principal Executive Officer &
Interim Chief Operating Officer
Enzon Pharmaceuticals, Inc.
20 Kingsbridge Road
Piscataway, NJ 08854

**Re:**      **Enzon Pharmaceuticals, Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2011**
            **Filed March 12, 2012**
            **File No. 000-12957**

Dear Mr. Hebard:

We have reviewed your August 13, 2012 response to our July 30, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Patents and Intellectual Property Rights, page 15

1. We note your response to the first part of our prior comment 2. However, we deem expiration dates of material patents to be material information to investors. Please revise your disclosure to provide the expiration dates relating to your material patents covering improved methods of attaching PEG to therapeutic compounds and PEG-modified compounds that the company has identified or created. Alternatively, please provide a supplemental analysis detailing why they are not material to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses- Pipeline, page 45

2. We acknowledge your response to our prior comment 3. Your current disclosure of research and development expenses separately for pipeline and specialty and contracted

services accompanied by discussion of variations in program expenses period over period lacks context without the amounts incurred for each program under these two categories. As you internally evaluate research and development costs on a program-by-program basis and in order to provide more insight into how you manage your R&D function, please provide proposed disclosure to be presented in future periodic reports of the breakdown of your R&D expenditures for the periods presented, consistent with your management of these activities (i.e. by program). In this disclosure indicate the costs you track by program and those you do not and explain how you use this information to manage your activities. Alternatively, provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of the five projects that are described in this section.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant